

SECURI[illegible] 03054744 [illegible]MISSION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Court Square
(No. and Street)

Long Island City (City) New York (State) 11120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta Kilkenny 718-248-8719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)


PROCESSED
MAY 01 2003
THOMSON FINANCIAL
SEC MAIL
RECEIVED
MAR 03 2003
PROCESSING
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mallett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citicorp Investment Services, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

JOHN C. MALLETT
Vice President
8 Court Square
LIC, NY 11120
(718) 248-8389



JOHN J. KENNEDY
Notary Public, State of New York
No. 01KE5029444, Suffolk County
Commission Expires June 20, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Board of Directors
Citicorp Investment Services:

We have audited the accompanying statement of financial condition of Citicorp Investment Services (a wholly owned subsidiary of Citibank, N.A.) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicorp Investment Services as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 26, 2003



CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Statement of Financial Condition

December 31, 2002

Assets

Cash held at affiliates	$ 14,143,282
Cash segregated under federal and other regulations	2,309,072
Securities owned, at market value	182,468,197
Due from affiliates	20,282,886
Mutual fund fees receivable	3,187,871
Prepaid expenses	1,466,540
Capitalized software, net of amortization of $2,492,362	6,895,472
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $5,698,500	2,648,720
Other assets	183,227
Total assets	$ 233,585,267

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 2,965,605
Due to affiliates	41,646,443
Other liabilities	1,720,108
Total liabilities	46,332,156
Stockholder's equity:	
Common stock ($1 par value, authorized, issued and outstanding 2,000 shares)	2,000
Additional paid-in capital	67,070,877
Retained earnings	120,180,234
Total stockholder's equity	187,253,111
Total liabilities and stockholder's equity	$ 233,585,267

See accompanying notes to financial statements.

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Statement of Income

Year ended December 31, 2002

Revenues:	
Commissions	$ 202,008,143
Service fees	24,987,581
Trading income on securities owned	3,077,925
Interest	2,865,170
Other income	33,946
Total revenues	232,972,765
Expenses:	
Employee compensation and benefits	114,466,551
Occupancy	33,705,490
Equipment	10,736,847
Communications	10,300,963
Clearance charges	13,126,914
Management fees and support services	5,981,067
Depreciation and amortization	3,026,873
Registration and memberships	2,481,567
Advertising, marketing and collateral	1,689,783
Research and product development	994,533
Other operating, net	5,847,790
Total expenses	202,358,378
Income before income taxes	30,614,387
Income tax expense	11,701,717
Net income	$ 18,912,670

See accompanying notes to financial statements.

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2001	$ 2,000	$ 66,408,951	$ 101,267,564	$ 167,678,515
Tax benefits related to stock-based compensation plans of Citigroup	-	661,926	-	661,926
Net income	-	-	18,912,670	18,912,670
Balance, December 31, 2002	$ 2,000	$ 67,070,877	$ 120,180,234	$ 187,253,111

See accompanying notes to financial statements.

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 18,912,670
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,026,873
Tax benefits related to stock-based compensation plans of Citigroup	661,926
Decrease (increase) in operating assets:	
Cash segregated under federal and other regulations	(786,986)
Securities owned, at market value	12,286,119
Due from affiliates	(4,710,406)
Mutual fund fees receivable	3,445,814
Prepaid expenses	350,727
Other assets	5,035,878
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,315,808)
Due to affiliates	(18,120,904)
Other liabilities	(3,650,743)
Total adjustments	(3,777,510)
Net cash provided by operating activities	15,135,160
Cash flows from investing activities:	
Purchase of furniture, equipment and leasehold improvements	(1,266,383)
Capitalization of software development costs	(8,636,849)
Net cash used in investing activities	(9,903,232)
Net increase in cash	5,231,928
Cash at beginning of year	8,911,354
Cash at end of year	$ 14,143,282
Supplementary cash flow disclosures:	
Income taxes paid	$ 47,444

See accompanying notes to financial statements.

Citicorp Investment Services
(a wholly owned subsidiary of Citibank, N.A.)

Notes to Financial Statements

(1) Organization and Nature of Business

Citicorp Investment Services (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company engages in brokerage activities for retail customers. The Company is a wholly owned subsidiary of Citibank, N.A. (the Parent), which is a wholly owned indirect subsidiary of Citigroup Inc. (Citigroup). The Company clears all security transactions through Salomon Smith Barney Inc. ("SSB"), an affiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

The Company is included in Citigroup's consolidated Federal, and combined state and local income tax returns. Income tax expenses (benefits) are allocated according to a formal tax sharing agreement with Citigroup, which generally provides that tax provisions (benefits) are calculated on a separate income tax return basis and any resulting tax liability (refund) is included in due to (from) affiliates.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had been operated as an unaffiliated company.

Cash Held at Affiliates

At December 31, 2002, all cash on hand is held by affiliates.

(2) Summary of Significant Accounting Policies (Continued)

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations includes cash that has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned

Securities owned which consist of U.S. Treasury bills are reflected in the financial statements on a trade-date basis and are stated at market value. Interest income earned and unrealized gains and losses are reflected in trading income.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are depreciated on a straight-line basis using estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Capitalized Software

Capitalized software development costs relate to costs incurred in the development of proprietary software, and are amortized over the economic useful life of the software.

Commissions and Fees

Commissions and fees earned by the Company include commissions and service fees related to brokerage, investment advisory, and other services provided to customers and affiliates and are accrued when earned.

Citicorp Investment Services
(a wholly owned subsidiary of Citibank, N.A.)

Notes to Financial Statements

(3) Income Taxes

The current and deferred portions of the income tax expense included in the Statement of Income as determined in accordance with FASB 109 Statement No. 109, *Accounting for Income Taxes*, for the year ended December 31, 2002 are as follows:

	Current	Deferred	Total
Federal	$ 9,588,586	$ 615,048	$ 10,203,634
State and local	1,442,479	55,604	1,498,083
Total	$ 11,031,065	$ 670,652	$ 11,701,717

The effective tax rate for 2002 was 38.18%. The difference between the effective tax rate and the Federal statutory rate of 35% is due primarily to the effect of state and local taxes, net of Federal benefit.

The following components comprise the tax related items included in due to affiliates at December 31, 2002:

Due to affiliates:	
Federal	$ 15,920,375
State	11,419,372
Total	$ 27,339,747

The Company recognizes the tax effects of temporary differences in due to affiliates. The deferred tax balances primarily result from depreciation and other temporary differences. The Company believes that the realization of recognized deferred tax assets is more likely than not based upon the provisions of the tax sharing agreement.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of

(4) Net Capital Requirement (Continued)

aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $160,578,484, which was $157,514,446 in excess of its required net capital of $3,064,038. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

(5) Related Party Transactions

The Company has entered into agreements with several affiliates whereby the Company provides brokerage, investment advisory and other services to such affiliates. In 2002, the Company earned commission income of $43,397,223 and service fee income of $17,691,422 from transactions with affiliates.

At December 31, 2002, all cash of $16,452,354 is held at Citibank, N.A.

The Company maintains various service contracts with the Parent and certain affiliated companies whereby the Company pays for services provided. In 2002, occupancy expenses of $33,548,819, communication expenses of $3,129,628 and management fees and support services of $4,049,980 were paid by the Company to the Parent and certain affiliated companies under the service contracts. The Company has also entered into employee sharing agreements with certain affiliates. These agreements require the Company to reimburse affiliates for compensation and benefits of affiliate employees who perform activities on behalf of the Company. Compensation expense includes $82,179,798 related to these agreements.

At December 31, 2002, due from affiliates includes a receivable of $6,456,964 and due to affiliates includes a payable of $11,997,624 related to the aforementioned transactions.

The Company clears all securities transactions through SSB. At December 31, 2002, due from affiliates includes commissions receivable from SSB of $13,825,922. Included in due to affiliates is a payable due to SSB of $2,309,072, which related to services provided by them. During 2002, occupancy expenses of $156,671, equipment expenses of $8,113,091, communication expenses of $2,674,420, clearance charges of $10,871,081, research and product development expenses of $994,533, management fees and support services of $1,931,087 and other expenses of $1,536,308, which were included in other operating, net, were paid by the company to SSB.

(6) Commitments and Contingencies

Various actions and proceedings involving the Company are currently pending. Management of the Company, after consultation with in-house and outside legal counsel, believes that the resolution of these various actions and proceedings will not result in any material adverse effect on the Company's financial position.

(7) Employee Benefits

All of the employees of the Company are covered under Citigroup's pension plan, postretirement health care and life insurance benefits, savings incentive plan and postemployment disability plan. A brief discussion of each plan follows:

Pension Plan

Retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citigroup's funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company. Pension expense allocated to the Company was approximately $280,532 for the year ended December 31, 2002.

Postretirement Health Care and Life Insurance Benefits

Citigroup currently offers postretirement health care and life insurance benefits to the Company's employees. Postretirement health care and life insurance benefit costs are accrued during the years employees render service, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." Postretirement health care and life insurance benefit costs allocated to the Company were approximately $(344,654) for the year ended December 31, 2002.

Citibuilder 401(k) Plan

Under the Citibuilder 401(k) Plan, eligible employees receive awards up to 3% of their total compensation deferred into the Citigroup common stock fund. Employees receive their reward in the form of shares of Citigroup common stock fund. Award percentages are determined based on the employee's salary. The expense associated with the plan for the Company was approximately $913,733 for the year ended December 31, 2002.

(7) Employee Benefits (Continued)

Other Postemployment Benefits

The Company recognizes the estimated cost of disability and similar benefits provided to inactive or former employees when an event occurs indicating payment of benefits is probable, in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The expense associated with the plan for the Company was approximately $304,578 for the year ended December 31, 2002.

(8) Restructuring

2001 Restructuring Reserve

Cititrade, the Company's online discount brokerage business, was launched in September 2000. In 2001, the Company decided to reconfigure this business due to a decrease in internet based trading. As a result, a restructuring charge of $5,100,000 was established. This charge was made up of approximately $800,000 of employee severance (125 employees) and $4,300,000 of other costs. These other costs were associated with terminating contract services and equipment at 388 Greenwich Street, New York City and exiting the lease in the Melville, Long Island service and operations center which included write-offs of leasehold improvements and equipment.

The status of the Company's 2001 restructuring initiatives, which was fully utilized in 2002, is summarized as follows:

Original charge	$ 5,100,000
Utilization in 2001 – Severance	(800,000)
Utilization in 2001 – Other	(2,892,837)
Reserve balance at December 31, 2001	1,407,163
Utilization in 2002	(500,163)
Change in estimate in 2002	(907,000)
Reserve balance at December 31, 2002	$ -

Changes in the estimates are attributable to facts and circumstances arising subsequent to the recording of the original restructuring charge. During 2002, changes in estimates

(8) Restructuring (Continued)

resulted in a $907,000 reduction in the reserve for 2001 restructuring initiatives, attributable to lower than anticipated costs of implementing certain projects.

(9) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107. At December 31, 2002, the fair values of the Company's financial instruments were not materially different from their respective carrying values.

(10) Concentrations of Credit Risk

The Company's customer activities involve the execution and settlement of various customer securities transactions through SSB. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance sheet credit and market risk in the event that the customer is unable to fulfill its contractual obligations. The Company, through SSB, takes possession of counterparty marketable securities to limit risks and continually monitors the market value of securities and institutes buy-in procedures or reduction of positions, when deemed appropriate. As a nonclearing broker in securities, the Company is engaged in brokerage services to a diverse group of individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

(11) Subsequent Events

Citigroup completed its acquisition of 100% of Golden State Bancorp (GSB) on November 6, 2002. As a result of the acquisition, Citigroup acquired CalFed Investments (CFI), a registered broker dealer and a affiliate of GSB. On February 5, 2003 CFI and the Company were merged as a wholly owned subsidiary of Citibank (West), Holdings, Inc. The Company is the surviving entity. As a subsidiary of Citibank (West), Holdings, Inc., CIS may now offer additional products and services.

On February 5, 2003 the Company declared and paid a $100 million dividend to Citibank (West), Holdings, Inc.

Schedule I

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital:	
Total stockholder's equity	$ 187,253,111
Deductions and/or charges:	
Total non-allowable assets	
Receivables from clearing organizations	8,695,080
Receivables from affiliates and associated partnerships	6,456,964
Furniture, equipment and leasehold improvements	8,259,873
Other assets	2,812,274
	26,224,191
Net capital before haircuts on securities positions (tentative net capital)	161,028,920
Haircuts on securities:	
U.S. and Canadian government obligations	400,281
Other securities	50,155
Net capital	160,578,484
Computation of basic net capital requirement:	
Minimum net capital required	$ 3,064,038
Excess net capital	$ 157,514,446
Aggregate indebtedness	$ 45,960,567
Ratio: Aggregate indebtedness to net capital	0.29 to 1

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	160,297,505
Adjustments (net)		280,979
Net capital per computation pursuant to Rule 15c3-1	$	160,578,484

The net capital on Schedule I differs from the computation filed by the Company on January 27, 2003 on Form X-17A-5 due to an adjustment for income tax provision.

Schedule II

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2002 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.



757 Third Avenue
New York, NY 10017

**Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption From
SEC Rule 15c3-3**

Board of Directors
Citicorp Investment Services:

In planning and performing our audit of the financial statements and supplemental schedules of Citicorp Investment Services (the "Company"), a wholly owned subsidiary of Citibank, N.A., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 26, 2003